The 1996 first quarter cash distribution totals $24 million, bringing total distributions since the Partnership's inception in 1988 to $509 million.

     First quarter revenue was generated principally from Revenue Shortfall Payments from Buena Vista for "Run" and "Scenes From A Mall." In addition, "The Little Mermaid" and "Beauty and the Beast" continued to produce Partnership revenue this quarter from sales of film-related merchandise.

     In addition to the Disney buyout of the Silver Screen IV-Disney Joint Venture, future Partnership revenue is expected to be generated from the 33 films in the portfolio as they continue to travel through the U.S. and foreign television markets and from Revenue Shortfall Payments for a number of films.

     Our Second Quarter Report will be mailed to you in July. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M.


Sincerely,

Roland  W.  Betts                      Tom  A. Bernstein
President                              Executive Vice President

B A L A N C E   S H E E T S
   (Unaudited)
- ---------------------------

                                                    March 31,       December 31,
                                                       1996             1995
                                                   ------------     ------------
Assets
Current assets:
Cash .........................................     $     46,034     $    392,505
Temporary investments (at cost
  plus accrued interest,
  which approximates market)
  (Note 1) ...................................       48,545,301       42,422,608
                                                   ------------     ------------
Total current assets .........................       48,591,335       42,815,113
Investment in Joint Venture
  (Note 2) ...................................       90,974,555       95,691,312
                                                   ------------     ------------
                                                   $139,565,890     $138,506,425
                                                   ------------     ------------
Liabilities and partners' equity
Current liabilities:
Due to managing general partner ..............     $    127,351     $     60,728
Overhead fees payable (Note 3) ...............       22,107,302       25,542,750
                                                   ------------     ------------
Total current liabilities ....................       22,234,653       25,603,478
Other liabilities ............................          100,000          100,000
                                                   ------------     ------------
Total liabilities ............................       22,334,653       25,703,478
                                                   ------------     ------------
Partners' equity:
General partners .............................             --               --
Limited partners .............................      117,231,237      112,802,947
                                                   ------------     ------------
Total partners' equity .......................      117,231,237      112,802,947
                                                   ------------     ------------
                                                   $139,565,890     $138,506,425
                                                   ------------     ------------

                       See notes to financial statements.

S T A T E M E N T S   O F   O P E R A T I O N S
   (Unaudited)
- -----------------------------------------------

                                                    Three Months    Three Months
                                                        Ended          Ended
                                                      March 31,      March 31,
                                                         1996           1995
                                                      -----------    -----------
Revenues:
Income from Joint Venture (Note 2) .............     $16,971,450     $   939,711
Interest income ................................         568,369         667,764
                                                     -----------     -----------
                                                      17,539,819       1,607,475
Costs and expenses:
General and administrative expenses ............         990,317       1,070,716
                                                     -----------     -----------
Net income .....................................     $16,549,502     $   536,759
                                                     -----------     -----------
Net income allocated to:
General partners ...............................     $   165,495     $     5,368
Limited partners ...............................      16,384,007         531,391
                                                     -----------     -----------
                                                     $16,549,502     $   536,759
                                                     -----------     -----------
Net income per a $500 limited partnership
  unit (based on 800,000 units outstanding) ....     $     20.48     $      0.66
                                                     -----------     -----------

                       See notes to financial statements.


   S T A T E M E N T S   O F  P A R T N E R S '   E Q U I T Y
   (Unaudited)
   ----------------------------------------------------------

                          Year Ended December 31, 1995
                      and Three Months Ended March 31, 1996

                                                      General          Limited
                                                      Partners         Partners           Total
                                                   -------------      -----------      -----------
Balance, January 1, 1995 .......................   $        --      $ 165,350,987    $ 165,350,987
Net income, 1995 ...............................          80,580        7,977,440        8,058,020
Distributions, 1995 ............................        (606,060)     (60,000,000)     (60,606,060)
Allocation under Treasury
  Regulation Section 1.704 .....................         525,480         (525,480)            --
                                                   -------------      -----------      -----------
Balance, December 31, 1995 .....................            --        112,802,947      112,802,947
Net income, three months 1996 ..................         165,495       16,384,007       16,549,502
Distributions during three months 1996 .........   $    (121,212)     (12,000,000)     (12,121,212)
Allocation under Treasury
  Regulation Section 1.704 .....................         (44,283)          44,283             --
                                                   -------------      -----------      -----------
                                                   $        --      $ 117,231,237    $ 117,231,237
                                                   -------------      -----------      -----------

                       See notes to financial statements.

S t a t e m e n t s   o f   C a s h F l o w s
   (Unaudited)
- ---------------------------------------------

                                                  Three Months    Three Months
                                                      Ended            Ended
                                                 March 31, 1996   March 31, 1995
                                                  ------------     ------------
Cash flows from operating activities:
Net income .....................................  $ 16,549,502     $    536,759
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
Increase in accrued interest receivable ........       (43,340)        (117,932)
Charge on overhead fee payable .................       564,552          655,212
Net change in operating assets
   and liabilities:
Increase in due to managing general partner ....        66,623          122,921
                                                  ------------     ------------
Net cash provided by operating activities ......    17,137,337        1,196,960
                                                  ------------     ------------
Cash flows from investing activities:
Decrease in investment in Joint Venture ........     4,716,757             --
Distributions received from Joint Venture
  in excess of equity in income ................          --          8,715,554
(Purchases) sales of temporary
  investments, net .............................    (6,079,353)      13,154,638
                                                  ------------     ------------
Net cash provided by investing activities ......    (1,362,596)      21,870,192
                                                  ------------     ------------
Cash flows from financing activities:
Distributions to partners ......................   (12,121,212)     (24,242,424)
(Decrease) in overhead fee payable .............    (4,000,000)      (1,993,366)
                                                  ------------     ------------
Net cash used in financing activities ..........   (16,121,212)     (26,235,790)
                                                  ------------     ------------
Net decrease in cash ...........................      (346,471)      (3,168,638)
Cash, beginning of year ........................       392,505        3,279,252
                                                  ------------     ------------
Cash at end of three months ....................  $     46,034     $    110,614
                                                  ------------     ------------

                       See notes to financial statements.

1.   Temporary Investments

     Temporary investments represent investments in commercial paper.


2.   Investment in Joint Venture

     The investment in the Joint Venture was accounted for using the equity method of accounting. Under the equity method, the investment was initially recorded at cost, and was thereafter increased by additional investments, adjusted by the Partnership's share of the Joint Venture's results of operations and reduced by distributions received from the Joint Venture. The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31. The investment in the Joint Venture on January 1, 1996 totaled $95,691,312.


The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $330,000,000, in cash (subject to certain adjustments with respect to revenues received from the exploitation of animated films). Closing is scheduled to occur on November 30, 1998 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture, as required by the Distribution Agreement for all revenues received by BV through April 30, 1998.

     As a result of the Buyout Agreement the Partnership is using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and investments will be reduced in proportion that actual cash received bears to ultimate revenues expended.

3.   Overhead Fees Payable

     The Partnership Agreement provides that overhead fees received by the Partnership for the benefit of the Managing General Partner ("MGP") will remain on account with the Partnership with the understanding that the MGP may draw from such account from time to time, in order to cover its actual operating expenses not reimbursed from other sources. Such amounts are included in the temporary investments and earn interest which accrues to the Partnership. The fees remaining on account will earn 10% per annum (compounded quarterly) for the MGP. The amount included in general and administrative expenses for the three months is $564,553. Any amount remaining in such account on January 2, 1997 will be paid to the MGP on such date. As of March 31, 1996, the balance of such overhead fee account was $22,107,302.

Silver Screen Management Services, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700
Recorded News Update:
(800) 444-SILV


         S I L V E R    S C R E E N    P A R T N E R S   I V,   L. P.
                                    F i r s t
                                  Q u a r t e r
                                   R e p o r t
                                       |sd
                         M a r c h    3 1 ,    1 9 9 6